UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 3)(1*)

                               ------------------

                          SYSTEMONE TECHNOLOGIES, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   81787Q 10 4
                                 (CUSIP Number)

                               ------------------

                               Howard Kailes, Esq.
                             McCarter & English, LLP
                               Four Gateway Center
                               100 Mulberry Street
                            Newark, New Jersey 07102
                                 (973) 622-4444
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               ------------------

                                December 9, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d.7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------
(1) Constitutes Amendment No. 4 to the Schedule 13G filed jointly by Hanseatic Americas LDC, Hansabel Partners, LLC, Hanseatic Corporation and Wolfgang Traber.

CUSIP NO. 81787Q 10 4
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON

      Hanseatic Americas LDC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bahamas
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     3,801,314 (see footnote 1)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
BENEFICIALLY         -- (see footnote 2)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            3,801,314 (see footnote 1)
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     -- (see footnote 2)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,801,314 (see footnote 1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

      (see footnote 2)
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      44.5% (see footnote 3)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Represents: (a) 2,564,857 shares (the "Series C Conversion Shares") issuable upon conversion of Series C Convertible Preferred Stock; (b) 354,314 shares (the "Series D Conversion Shares") issuable upon conversion of Series D Convertible Preferred Stock; (c) 285,714 shares (the "Initial 2000 Warrant Shares") issuable upon exercise of warrants extended by the Issuer in connection with its issuance of Series D Convertible Preferred Stock and exercisable within 60 days of the date hereof; (d) 471,429 shares (the "Loan Warrant Shares") issuable upon exercise of warrants extended by the Issuer in connection with subordinated loan arrangements and exercisable within 60 days of the date hereof; and (e) 125,000 shares issuable upon exercise of warrants extended by the Issuer on December 9, 2002 exercisable within 60 days of the date hereof (together with the Series C Conversion Shares, the Series D Conversion Shares, the Initial 2000 Warrant Shares and the Loan Warrant Shares, the "Americas Shares").

(2) Excludes an aggregate of approximately 4,745,690 shares (the "Agreement Shares") that are subject to a shareholders agreement, consisting of: (i) 2,062,688 shares beneficially owned by Pierre Mansur (including 100,938 shares issuable upon exercise of options), as reported in the Issuer's proxy statement dated May 24, 2002; and (ii) an aggregate of 2,683,002 shares beneficially owned by Environmental Opportunities Fund II L.P., Environmental Opportunities Fund II (Institutional) L.P. and affiliates (consisting of an aggregate of 1,446,517 shares issuable upon conversion of Series B Convertible Preferred Stock, 354,342 shares issuable upon conversion of Series D Convertible Preferred Stock, 285,714 shares issuable upon exercise of warrants extended by the Issuer in connection with its issuance of Series D Convertible Preferred Stock and exercisable within 60 days of the date hereof, 471,429 shares issuable upon exercise of warrants extended by the Issuer on in connection with subordinated loan arrangements and exercisable within 60 days of the date hereof and 125,000 shares extended by the Issuer on December 9, 2002 exercisable within 60 days of the date hereof. Also excludes shares (the "Additional Warrant Shares") issuable upon exercise of warrants that will be extended by the Issuer in the event it sells securities or incurs additional debt with gross cash proceeds to the Issuer in an amount equal to or greater than the outstanding principal amount of certain indebtedness to Hanseatic Americas LDC, or enters into a merger, consolidation or sale of all or substantially all of its assets.

(3) Based upon an aggregate of 4,742,923 shares outstanding on November 14, 2002 (as reported in the Issuer's most recent Quarterly Report on Form 10-QSB) plus the Americas Shares.

CUSIP NO. 81787Q 10 4
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON

      Hansabel Partners LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     --
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
BENEFICIALLY         --
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            --
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     --
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      --
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      --
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 81787Q 10 4
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON

      Hanseatic Corporation
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     --
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
BENEFICIALLY         3,801,314 (see footnotes 1 and 2)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            --
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     3,801,314 (see footnotes 1 and 2)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,801,314 (see footnotes 1 and 2)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

      (see footnote 2)
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      44.5% (see footnote 3)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Represents shares beneficially owned by Hanseatic Americas LDC; Hanseatic Corporation is the sole managing member of Hanseatic Americas LDC.

(2)   Excludes the Agreement Shares and the Additional Warrant Shares.

(3) Based upon an aggregate of 4,742,923 shares outstanding on November 14, 2002 (as reported in the Issuer's most recent Quarterly Report on Form 10-QSB) plus the Americas Shares.

CUSIP NO. 81787Q 10 4
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON

      Wolfgang Traber
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Germany
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     --
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
BENEFICIALLY         3,801,314 (see footnotes 1 and 2)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            --
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     3,801,314 (see footnotes 1 and 2)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,801,314 (see footnotes 1 and 2)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

      (see footnote 2)
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      44.5% (see footnote 3)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Represents shares beneficially owned by Hanseatic Corporation; Mr. Traber holds in excess of a majority of the shares of capital stock of Hanseatic Corporation.

(2)   Excludes the Agreement Shares and the Additional Warrant Shares.

(3) Based upon an aggregate of 4,742,923 shares outstanding on November 14, 2002 (as reported in the Issuer's most recent Quarterly Report on Form 10-QSB) plus the Americas Shares.

                             INTRODUCTORY STATEMENT

      Pursuant to Reg. Section 240.13d-2, this Amendment No. 3 to Schedule 13D discloses changes in the Statement on Schedule 13D dated May 2, 2000, as amended by Amendment No. 1 thereto dated August 7, 2000 and Amendment No. 2 thereto dated November 10, 2000 (together, the "Amended Statement on Schedule 13D"), filed jointly by Hanseatic Americas LDC ("Americas"), Hansabel Partners LLC ("Hansabel"), Hanseatic Corporation ("Hanseatic") and Wolfgang Traber ("Traber"), and therefore does not restate the times therein in their entirety. No person or entity reporting hereunder shall be responsible for the completeness or accuracy of any information contained in the Amended Statement on Schedule 13D, as amended herein, with respect to any other person or entity.

Item 1. Security and Issuer

      The securities to which this statement relates are shares of the common stock, $.001 par value (the "Common Stock"), of SystemOne Technologies, Inc., a Florida corporation (the "Corporation"). The principal executive offices of the Corporation are located at 8305 N.W. 27th Street, Suite 107, Miami, Florida 33122.

Item 2. Identity and Background

      This Statement is being filed jointly, pursuant to Rule 13d-1(k)(1), by:
(i) Hanseatic Americas LDC, a Bahamian limited duration company ("Americas");
(ii) Hansabel Partners LLC, a Delaware limited liability company ("Hansabel"), formerly the sole managing member of Americas; (iii) Hanseatic Corporation, a New York corporation ("Hanseatic"), and the current sole managing member of Americas; and (iv) Wolfgang Traber ("Traber"), who holds in excess of a majority of the shares of capital stock of Hanseatic. Americas, whose principal business is investing, has its principal business and office at Deltec House, Lyford Cay, Western District, New Providence Island, Bahamas. Hansabel and Hanseatic, whose principal businesses are investing, have their principal businesses and offices at 450 Park Avenue, Suite 2302, New York, New York 10022. The names, citizenship, business or residence address and principal occupation of Traber and of each other executive officer and director of Hanseatic is set forth in Annex 1 attached hereto, which information is incorporated herein by reference. No person or entity responding hereunder shall be responsible for the completeness or accuracy of any information contained herein with respect to any other person or entity.

      During the last five years, none of Americas, Hansabel, Hanseatic, nor Traber, nor to the best of the knowledge of Hanseatic, any executive officer or director of Hanseatic identified in Annex 1, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      On December 9, 2002 (the "Exchange Closing Date"), the Corporation issued to Americas warrants (the "Consent Warrants') to purchase up to 125,000 shares of Common Stock in exchange for certain consents delivered by Americas in connection with the Corporation's exchange offer to certain noteholders.

Item 4. Purpose of Transaction.

      On the Exchange Closing Date, Americas consented to the waiver of anti-dilution adjustments under (i) the shares of the Corporation's Series D Convertible Preferred Stock, $1.00 par value ("Series D Preferred Stock"), held by Americas and (ii) the common stock purchase warrants held by Americas, in each case that would otherwise have operated as a result of the issuance by the Corporation of common stock purchase warrants in connection with the exchange of certain of the Corporation's outstanding securities under an exchange agreement dated December 9, 2002 among the Corporation and the holders of those securities (including Americas). As a result, the Corporation issued the Consent Warrants to Americas. Under the Consent Warrants, Americas may, during the period through December 31, 2005, acquire up to 125,000 shares of Common Stock, at a price per share of $.01, subject to adjustment in accordance with the terms thereof.

      On February 27, 2002, Americas and the Corporation amended their previously reported subordinated, secured loan arrangements (the "Subordinated Loan Arrangements") containing certain contingent obligations of the Corporation to issue to Americas additional warrants (the "Additional Warrants") to acquire up to 471,429 shares of Common Stock, at a price per share of $3.50, subject to adjustment (together with such number of shares). Under the amended arrangements, the Corporation's obligation to issue the Additional Warrants will not arise unless the Corporation either (i) sells specified securities, or incurs specified debt, providing gross cash proceeds to the Corporation in an amount equal to or greater than the principal amount and accrued interest outstanding to Americas on the date of such sale or incurrence, or (ii) enters into a merger, consolidation, sale of all or substantially all of its assets or other business combination transaction with a party that prior to such transaction owns less than twenty-five percent of the voting power of the Corporation's outstanding equity securities. On January 31, 2003, Americas assigned its rights under the Subordinated Loan Arrangements, including the rights to any Additional Warrants, to an indirect, wholly-owned subsidiary.

      Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any statements by Traber herein shall not be construed as an admission that Traber is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities of the Corporation; Traber does not intend to exercise any power to vote or to direct the vote, or to dispose of or direct the disposition, of any securities of the Corporation that he may be deemed beneficially to own except as determined by management of Hanseatic.

      Except as stated in response to Item 4 of the Amended Statement on
Schedule 13D, as amended herein, none of Americas, Hansabel, Hanseatic, nor Traber, nor, to the best of the knowledge of Americas, any of the executive officers or directors listed on Annex 1 to the Amended Statement on Schedule 13D, as amended hereby, have any plans or proposals which relate to or would result in any other action specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5. Interest in Securities of the Issuer

      (a) As of March 13, 2003, Americas beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 3,801,314 shares (the "Americas Shares") of Common Stock, constituting, to the best of the knowledge of Americas, 44.5% of the issued and outstanding shares of Common Stock. Such shares represent: (i) 2,564,857 shares of Common Stock issuable upon conversion of shares of Series C Preferred Stock, $1.00 par value ("Series C Preferred Stock"), of the Corporation; (ii) 354,314 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock, (iii) 285,714 shares of Common Stock issuable upon exercise of warrants (the "Initial 2000 Warrants") extended by the Corporation in connection with its issuance of Series D Preferred Stock and exercisable within 60 days of the date hereof; (iv) 471,429 shares issuable upon exercise of warrants (the "Loan Warrants") extended by the Corporation in connection with the Subordinated Loan Arrangements and exercisable within 60 days of the date hereof; and (v) 125,000 shares (the "Consent Warrant Shares") issuable upon exercise of the Consent Warrants exercisable within 60 days of the date hereof.

      Such shares exclude approximately 4,745,690 shares (the "Agreement Shares") subject to the Shareholders Agreement dated May 2, 2000 (the "Shareholders Agreement") entered into by the Corporation with certain of its shareholders (including Americas), consisting of: (i) 2,062,688 shares beneficially owned by Pierre Mansur (including 100,938 shares issuable upon exercise of options), as reported in the Corporation's proxy statement dated May 14, 2002; and (ii) an aggregate of 2,683,002 shares beneficially owned by Environmental Opportunities Fund II L.P. ("Environmental"), Environmental Opportunities Fund II (Institutional) L.P. ("Institutional") and their affiliates (consisting of an aggregate of 1,446,517 shares issuable upon conversion of Series B Preferred Stock, $1.00 par value, of the Corporation, 354,342 shares issuable upon conversion of Series D Preferred Stock, 285,714 shares issuable upon exercise of warrants extended by the Corporation in connection with its issuance of Series D Preferred Stock and exercisable within 60 days of the date hereof, 471,429 shares issuable upon exercise of warrants extended by the Corporation in connection with the Subordinated Loan Arrangements and exercisable within 60 days of the date hereof and 125,000 shares extended by the Corporation on December 9, 2002 and exercisable within 60 days of the date hereof. Such shares also exclude shares issuable upon exercise of the Additional Warrants and shares issuable upon exercise of warrants that the Corporation is obligated to extend to Environmental and Institutional in the same circumstances.

      Hansabel has ceased acting as managing member of Americas and, accordingly, does not beneficially own any shares of Common Stock.

      Hanseatic is the managing member of Americas and, accordingly, may be deemed beneficially to own the Americas Shares, constituting to the best of the knowledge of Hanseatic, 44.5% of the issued and outstanding shares of Common Stock.

      Traber is the holder of in excess of a majority of the shares of capital stock of Hanseatic and, accordingly, may be deemed beneficially to own the Americas Shares, constituting, to the best of the knowledge of Traber, 44.5% of the issued and outstanding shares of Common Stock.

      (b) Excluding any effect of the relationships set forth under the Shareholders Agreement, all shares of Common Stock beneficially owned by Americas are held by Americas with sole power to vote or to direct the vote thereof, and sole power to dispose or to direct the disposition thereof.

      Excluding any effect of the relationships set forth under the Shareholders Agreement, all shares of Common Stock beneficially owned by Hanseatic are held with shared power to vote or to direct the vote thereof, and with shared power to dispose or to direct the disposition thereof, with Americas.

      Excluding any effect of the relationships set forth under the Shareholders Agreement, all shares of Common Stock beneficially owned by Traber are held with shared power to vote or to direct the vote thereof, and with shared power to dispose or to direct the disposition thereof, with Americas.

      (c) On the Exchange Closing Date, the Corporation issued the Consent Warrants to Americas pursuant to the privately negotiated waiver agreement dated that date among the Corporation, Americas, Environmental and Institutional. The Americas Shares also include an aggregate of 521,543 shares representing shares of Common Stock issuable upon conversion of dividends on the Series C Preferred Stock, respectively, and Series D Preferred Stock, respectively, accrued since the most recent amendment to the Amended Statement on Schedule 13D.

      (d) Not applicable.

      (e) Hansabel has ceased acting as the managing member of Americas and, accordingly, has ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

      The Corporation and Americas, in a letter agreement dated February 27, 2002, have amended the previously reported registration rights extended to Americas covering the Americas Shares issuable upon conversion or exercise of the Series C Preferred Stock, Series D Preferred Stock, Initial 2000 Warrants and Loan Warrants, respectively. Under the amended arrangements, and in lieu of the Corporation's obligation to register shares prior to specified dates, the Corporation has granted certain demand and incidental registration rights to Americas covering such shares. By agreement dated the Exchange Closing Date, the Corporation extended the same rights to the shares issuable upon exercise of the Consent Warrants.

      On the Exchange Closing Date, the mandatory redemption provisions of the Series C, Preferred Stock and Series D Preferred Stock were amended so that redemption would not be required until the earlier to occur of 90 days after repayment of the Corporation's 8.25% Subordinated Convertible Notes due December 31, 2005 and March 31, 2006 (but in no event prior to May 17, 2004).

      Except as stated in the Amended Statement on Schedule 13D, as amended herein, none of Americas, Hansabel, Hanseatic nor Mr. Traber, nor, to the best of the knowledge of Americas, any of the executive officers or directors listed on Annex 1 to the Amended Statement on Schedule 13D, as amended hereby, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Corporation, including but not limited to, any transfer or voting of any such securities, finder's fees, joint venture, loans or option arrangements, puts or calls, guarantees or profits, divisions of profit or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

      Exhibit A    -    Agreement pursuant to Rule 13d-1(k) (1) (iii)

      Exhibit B    -    Second Amendment to Loan Agreement dated November 30,
                        2000, Third Amendment to Loan Agreement dated February
                        27, 2002, Fourth Amendment to Loan Agreement dated
                        September 30, 2002 and Fifth Amendment to Loan Agreement dated December 9, 2002, each among the Corporation and Americas, Environmental and Institutional.

      Exhibit C    -    Letter Agreement dated February 27, 2002 among the
                        Corporation, Americas, Environmental, Institutional,
                        Environmental Opportunities Fund, L.P. and Environmental
                        Opportunities Fund (Cayman), L.P.

      Exhibit D    -    Waiver Agreement dated as of December 9, 2002 among the
                        Corporation, Americas, Environmental and Institutional.

      Exhibit E    -    Warrant Certificate dated as of December 9, 2002 issued
                        by the Corporation to Americas.

      Exhibit F    -    Supplemental Letter Agreement dated December 9, 2002
                        among the Corporation, Americas, Environmental,
                        Institutional, Environmental Opportunities Fund, L.P.
                        and Environmental Opportunities Fund (Cayman), L.P.

      Exhibit G    -    Mandatory Redemption Rights Agreement dated December 9,
                        2002 among the Corporation, Americas, Environmental,
                        Institutional, Environmental Opportunities Fund, L.P.
                        and Environmental Opportunities Fund (Cayman), L.P.

                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                              HANSEATIC AMERICAS LDC

                                              By: Hanseatic Corporation

Dated: March 13, 2003                         By /s/ Bruce Beaty
                                                 -------------------------------


                                              HANSABEL PARTNERS LLC

                                              By: Hanseatic Corporation

Dated: March 13, 2003                         By /s/ Bruce Beaty
                                                 -------------------------------


                                              HANSEATIC CORPORATION

Dated: March 13, 2003                         By /s/ Bruce Beaty
                                                 -------------------------------

Dated: March 13, 2003                         /s/ Wolfgang Taber
                                              ----------------------------------
                                              Wolfgang Traber

                                                                         Annex 1

   Name and                                                          Principal Occupation,
  Business or                                     Relationship           Employer and
   Resident                                       to Hanseatic            Address of
   Address                    Citizenship         Corporation              Employer
  -----------                 -----------         ------------       ---------------------
Wolfgang Traber                 Germany            Chairman          Chairman
Hanseatic Corporation                                                Hanseatic Corporation
450 Park Avenue                                                      450 Park Avenue
Suite 2302                                                           Suite 2302
New York, NY 10022                                                   New York, NY 10022

Gustav zu Salm-Horstmar         Germany            Director          Managing Director
DHW Limited                                                          DHW Limited
7-9 King Henry Terrace                                               7-9 King Henry Terrace
Sovereign Court                                                      Sovereign Court
Sovereign Close                                                      Sovereign Close
London E19HE                                                         London E19HE

Henrik Bodenstab                Germany            Director          Private Investor
Dario Markenartikelvertrieb                                          Dario Markenartikelvertrieb
Domstrasse 19                                                        Domstrasse 19
20095 Hamburg                                                        20095 Hamburg
Germany                                                              Germany

Philip Oetker                   Germany            Director          Director-International Business
Hero                                                                 Hero
Niederlenzer Kirchweg 6                                              Niederlenzer Kirchweg 6
5600 Lenzburg                                                        5600 Lenzburg
Switzerland                                                          Switzerland

Paul A. Biddelman               United States      President         President
Hanseatic Corporation                                                Hanseatic Corporation
450 Park Avenue                                                      450 Park Avenue
Suite 2302                                                           Suite 2302
New York, NY 10022                                                   New York, NY 10022

Bruce Beaty                     United States      Vice President    Vice President
Hanseatic Corporation                                                Hanseatic Corporation
450 Park Avenue                                                      450 Park Avenue
Suite 2302                                                           Suite 2302
New York, NY 10022                                                   New York, NY 10022

Bernirene Ramos                 United States      Treasurer         Treasurer
Hanseatic Corporation                                                Hanseatic Corporation
450 Park Avenue                                                      450 Park Avenue
Suite 2302                                                           Suite 2302
New York, NY 10022                                                   New York, NY 10022

                                INDEX TO EXHIBITS

      Exhibit A    -    Agreement pursuant to Rule 13d-1(k) (1) (iii)

      Exhibit B    -    Second Amendment to Loan Agreement dated November 30,
                        2000, Third Amendment to Loan Agreement dated February
                        27, 2002, Fourth Amendment to Loan Agreement dated
                        September 30, 2002 and Fifth Amendment to Loan Agreement dated December 9, 2002, each among the Corporation and Americas, Environmental and Institutional.

      Exhibit C    -    Letter Agreement dated February 27, 2002 among the
                        Corporation, Americas, Environmental, Institutional,
                        Environmental Opportunities Fund, L.P. and Environmental
                        Opportunities Fund (Cayman), L.P.

      Exhibit D    -    Waiver Agreement dated as of December 9, 2002 among the
                        Corporation, Americas, Environmental and Institutional.

      Exhibit E    -    Warrant Certificate dated as of December 9, 2002 issued
                        by the Corporation to Americas.

      Exhibit F    -    Supplemental Letter Agreement dated December 9, 2002
                        among the Corporation, Americas, Environmental,
                        Institutional, Environmental Opportunities Fund, L.P.
                        and Environmental Opportunities Fund (Cayman), L.P.

      Exhibit G    -    Mandatory Redemption Rights Agreement dated December 9,
                        2002 among the Corporation, Americas, Environmental,
                        Institutional, Environmental Opportunities Fund, L.P.
                        and Environmental Opportunities Fund (Cayman), L.P.